Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006-1871 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Michael W. Mundt
Admitted only in Virginia
Practice Limited to Federal Securities Law Matters
(202) 419-8403
mmundt@stradley.com

May 1, 2024

Filed via EDGAR
Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Subject:	Grayscale Funds Trust (the “Registrant” or “Trust”)
(File Nos. 333-271770; 811-23876)

Dear Mr. Parachkevov:
On behalf of the Registrant, below are the Registrant’s responses to the comments you provided to Michael W. Mundt and J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP with regard to Pre-Effective Amendment Nos. 4/4 (“PEA 4”) to the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”) relating to the registration of the Registrant’s new series the Grayscale Privacy ETF (the “Fund”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 9, 2023, under Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Section 6 of the Securities Act of 1933, as amended (the “Securities Act”), and subsequently amended on May 17, 2023 with a Pre-Effective Amendment (“PEA 1”), on August 1, 2023 with PEA 2, on January 11, 2024 with PEA 3 and again on February 21, 2024 with PEA 4.

On June 16, 2023, you provided initial comments to PEA 1. On August 1, 2023, we filed correspondence responding to those comments (the “Initial Response Letter”). On September 29, 2023, you provided additional comments in response to the Initial Response Letter and PEA 2 and, therefore, we filed correspondence responding to those additional comments with respect to the Fund on February 20, 2024 (“Response Letter to PEA 2”). Below we have provided your comments (in bold) and the Registrant’s response to each comment. These responses will be incorporated into a Pre-Effective Amendment to the Registrant’s Registration Statement filed pursuant to Rule 472 under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
May 1, 2024

Initial Response Letter

Comment 2 of the Initial Response Letter

1.
Comment:  In connection with Comment 2 of the Initial Response Letter, please explain whether the Fund anticipates any capacity constraints in the market where the index constituents are traded, especially regarding Grayscale Zcash Trust (“ZCSH”), and whether the Fund would face any difficulties related to capacity constraints as the Fund’s assets grow.

Response:  The Fund does not anticipate any capacity constraints in the markets where index constituents are traded and does not anticipate facing any difficulties related to capacity constraints as the Fund’s assets grow. ZCSH is no longer a constituent of the Index, and the Fund will not have any direct or indirect investments in ZCSH or any other digital assets. As a result, all references related to investments in and/or exposure to ZCSH and digital assets have been removed from the Registration Statement.

2.	Comment: Please discuss whether any potential authorized participants can include ZCSH in creation and redemption baskets, and if so, how many potential authorized participants have such ability.

Response: See response to Comment 1.

3.	Comment: Please explain how the Fund would value ZCSH if trading in ZCSH were to be halted.

Response: See response to Comment 1.

4.	Comment: Supplementally, please provide a revised index methodology for the Indxx Privacy Index (the “Index”) and a list of the Index’s constituents.

Response: The Registrant will provide the requested information supplementally.

Response Letter to PEA 2

Comment 3 of Response Letter to PEA 2

5.
Comment:  In connection with Comment 3 of the Response Letter to PEA 2, how would the inclusion of ZCSH in the proposed index and the resulting investments and transactions by the Fund be structured to comply with Section 17(d)(1) of the 1940 Act considering the apparent affiliation between the Fund and ZCSH. Please provide your analysis.

Response: See response to Comment 1.

Comment 4 of Response Letter to PEA 2

6.
Comment:  Discuss how a special rebalance discussed in your response to Comment 4 of Response Letter to PEA 2 would be initiated. Additionally, please explain whether there are any other situations in which a special rebalance would be initiated and how special rebalances are included in the Index’s methodology.

Response:  Based on the changes in the composition of the Index described in response to Comment 1, the Fund does not anticipate initiating a special rebalance in the manner described in Comment 4 of Response Letter to PEA 2.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
May 1, 2024

7.
Comment:  To the extent that special rebalances are used to ensure that the Fund complies with Rule 22e-4 under the 1940 Act, discuss whether it would be appropriate to refer to the Fund as being index-based.

Response: See responses to Comment 1 and Comment 6.

Disclosure

Principal Investment Strategy

8.
Comment:  Please clarify what is meant by the disclosure that the Fund may obtain indirect exposure to digital assets by investing in “companies and exchange-traded vehicles (such as exchange-traded products) that use one or more digital assets as part of their business activities or that hold digital assets as investments.” Additionally, please revise this disclosure to refer to U.S.-listed exchange-traded vehicles or products.

Response: See response to Comment 1.

9.
Comment:  Please reconcile the disclosure discussed in Comment 8 above regarding the Fund’s ability to obtain indirect exposure to digital assets with your response to Comment 24 of Response Letter to PEA 2.

Response: See response to Comment 1.

10.
Comment:  Please reconcile the 80% policy included in the Principal Investment Strategy section of the prospectus with the 80% policy included in the Investment Restrictions section of the statement of additional information.

Response: The disclosures have been revised for consistency as requested.

11.	Comment: Please reconcile the differences in the description of the Index included in the Principal Investment Strategies and the Additional Information About the Index sections of the prospectus.

Response: The disclosures have been revised for consistency as requested.

12.	Comment: Please add supplemental disclosure to clarify what is meant by the “Data Privacy Segment.”

Response: The disclosure has been revised as requested.

13.	Comment: Revise the disclosure to clarify the types of companies referred to with the phrase “among others” in the description of data privacy solution providers.

Response: The disclosure has been revised to delete reference to “among others.”

14.	Comment: Regarding the sub-section titled “Privacy-Preserving Protocols”, revise the disclosure to clarify that the Fund will not invest directly in Zcash.

Response: See response to Comment 1.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
May 1, 2024

15.	Comment: Please revise the strategy disclosure to clarify the distinction between the Zcash blockchain and the Zcash native crypto-asset of the blockchain.

Response: See response to Comment 1.

16.
Comment:  Please revise the strategy disclosure to explain the particular use case that the ZCash blockchain can be used to support and explain that the Zcash blockchain protocol is based on the bitcoin blockchain protocol, which is designed to function as an alternative payment system.

Response: See response to Comment 1.

17.	Comment: Please clarify the strategy disclosure to explain the role of the Electric Coin Company and the Zcash Foundation in the maintenance and governance of the Zcash blockchain.

Response: See response to Comment 1.

18.	Comment: Consider deleting the last sentence of the sub-section titled “Privacy-Preserving Protocols”.

Response: See response to Comment 1.

19.	Comment: Please revise the strategy disclosure to clarify whether the greater than 50% revenue threshold relates to revenue derived from a single sub-theme or an aggregate of multiple sub-themes.

Response: The disclosure has been revised as requested.

20.
Comment:  The disclosure states that “Companies eligible for inclusion in the Index must be publicly listed on U.S., non-U.S. developed market or emerging market stock exchange, have a market capitalization of at least $250 million (USD), and meet certain liquidity requirements.” Please explain supplementally how ZCSH satisfies these conditions.

Response: See response to comment 1.

21.	Comment: Please revise the disclosure to clarify the Adviser’s and the Index Provider’s roles in selecting securities and index components, respectively.

Response:  The disclosure has been revised as requested. The Registrant notes supplementally that the Adviser’s role relates to day-to-day management of the Fund, which has an investment objective to seek investment results that track the performance (before fees and expenses) of the Index, while the Index Provider’s role includes selecting the index components as well as daily maintenance, management, and calculation of the Index.

22.
Comment:  The disclosure states that “The security selection process is based on research performed by the Index Provider and seeks to determine an exposure score for each eligible company based on their revenue associated with a core sub-theme.” Clarify the disclosure in light of the ZCSH index component not being subject to this exposure scoring process.

Response: See response to Comment 1.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
May 1, 2024

23.	Comment: Please explain supplementally why ZCSH is considered a “Primary security” as referenced in the strategy disclosure.

Response: See response to Comment 1.

24.
Comment:  The disclosure states that “the Fund may invest in other ETFs that track the Index or a substantially similar index.” Please discuss supplementally whether there are any examples of ETFs tracking a substantially similar index or delete the corresponding disclosure.

Response: This disclosure has been deleted.

25.
Comment:  The disclosure states that “The Fund may also invest in securities that have economic characteristics that are similar to the component securities of the Index.” Please reconcile this statement with the response to Comment 5 of Response Letter to PEA 2. Additionally, revise the disclosure to clarify which securities the Fund may invest in that have economic characteristics that are similar to the Index’s component securities, how such securities will be selected by the Adviser and whether they are considered for purposes of determining compliance with the Fund’s 80% policy.

Response:  The Registrant would like to clarify Comment 5 of Response Letter to PEA 2 to note that while the Fund intends to fully replicate the Index and invest in equity securities of all its components, the Fund still reserves the right to utilize a representative sample in various circumstances, as described in the existing prospectus disclosure below:

The Fund generally employs a “passive management” investment strategy in seeking to achieve its investment objective and fully replicate the Index. However, under various circumstances, the Fund may use a representative sampling strategy, whereby the Fund would invest in what it believes to be a representative sample of the component securities of the Index. The Fund may use a representative sampling strategy when a replication strategy might be detrimental to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index (e.g., where the Index contains component securities too numerous to efficiently purchase or sell); or, in certain instances, when a component security of the Index becomes temporarily illiquid, unavailable or less liquid. The Fund may also use a representative sampling strategy to exclude less liquid component securities contained in the Index from the Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. To the extent the Fund uses a representative sampling strategy, it may not track the Index with the same degree of accuracy as would an investment vehicle replicating the entire Index.

Any securities in which the Fund invests that are not included in the Index will not be attributed to the Fund’s 80% investment policy, although the Fund confirms it will remain in compliance with such 80% investment policy under normal circumstances. The Registrant notes that all of the foregoing is common practice among index tracking ETFs.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
May 1, 2024

Principal Investment Risks

26.	Comment: Please revise the risk disclosure to clarify the role of the Electric Coin Company and the Zcash Foundation in the maintenance and governance of the Zcash blockchain.

Response: See response to Comment 1.

27.	Comment: Given the risks associated with crypto assets, please refrain from analogizing crypto assets to fiat currencies in the Digital Assets Risk disclosure.

Response: The Registrant has deleted this disclosure.

28.	Comment: Please revise the risk disclosures to explain the impediments to adopting Zcash as a payment network.

Response: See response to Comment 1.

29.
Comment:  Supplement the risk disclosures to explain that the value of Zcash may vary substantially based on speculation and discuss Zcash’s exposure to unstable and speculative aspects of the blockchain/crypto-asset industry such that an event not related to utility of the Zcash blockchain could precipitate a significant decline in the value of Zcash.

Response: See response to Comment 1.

30.
Comment:  Please supplement the risk disclosures to discuss how ZCSH has historically traded at a premium or discount to its NAV per share. Additionally, please supplementally provide the highest premium and lowest discount of ZCSH over the two most recent fiscal years.

Response: See response to Comment 1.

31.
Comment:  Please revise the statutory risk disclosures to include the disclosure similar to the sentence in the summary Zcash and ZCSH Investment Risk section which states that, “ ZCSH is not a registered investment company under the 1940 Act and the offer and sale of shares of ZCSH are not registered the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and therefore such an investment will not benefit from the protections and restrictions of such laws.”

Response: See response to Comment 1.

32.	Comment: Please disclose that Zcash could be vulnerable to an attack by a miner or group of miners with greater than 50% of Zcash’s hashing power and the potential impacts of such an attack.

Response: See response to Comment 1.

33.	Comment: Consider disclosing that the Zcash protocol may contain flaws that could be exploited by attackers.

Response: See response to Comment 1.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
May 1, 2024

34.
Comment:  Referring to the last paragraph of the Zcash and ZCSH Investment Risk, we note that crypto asset trading platforms have been under pressure to delist Zcash and other privacy coins. Consider revising the risk disclosures to address the risks and challenges related to this development.

Response: See response to Comment 1.

35.
Comment:  Referring to the Digital Asset Tax Risk disclosure, please reconcile the parenthetical disclosing the list of “related products” in which the Fund may invest with similar disclosures in the summary strategy section of the prospectus.

Response: See response to Comment 1.

36.
Comment:  Referring to the Exchange-Traded Fund (“ETF”) Risks disclosure that the Fund “may be traded on U.S. exchanges other than [NYSE Arca, Inc.]”, please explain supplementally whether the Fund plans to be listed on any other exchanges in addition to NYSE Arca. Additionally, clarify the corresponding disclosure as appropriate.

Response:  The Registrant intends to list the Fund's shares on NYSE Arca, Inc. While there is no present intention to change the Fund’s primary listing exchange, the Registrant reserves the right to do so later at its discretion. As a result, the Registrant believes the existing disclosure is appropriate and respectfully declines to make any disclosure changes.

Additional Information About the Fund

37.
Comment:  The disclosure states that “[t]he index also tracks the performance of privacy preserving digital assets that are designed to enhance and prioritize privacy for users by implementing advanced cryptographic techniques.” Please clarify this disclosure to explain that the Fund will attempt to track the performance of privacy preserving digital assets by obtaining exposure to Zcash through investments in ZCSH.

Response: See response to Comment 1.

38.
Comment:  The disclosure states, “[f]or the Privacy Preserving Protocols sub-theme, eligible securities or Funds must be primarily listed in the United States.” Please reconcile this disclosure with other disclosures on the listing requirements for securities in the Privacy Preserving Protocols sub-theme.

Response: See response to Comment 1.

39.
Comment:  Please revise the disclosure in the sub-section Selection for Equity Securities to clarify how the selection process works in general, including the order in which such tests or screens are applied.

Response:  The disclosure has been revised as requested to clarify the order in which tests and screens are applied. Additionally, please see the revised methodology for the Index, which describes this process in more detail.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
May 1, 2024

40.
Comment:  Consider deleting the disclosure that was added to first paragraph of the sub-section Selection for Equity Securities regarding the prioritization of three sub-themes as it appears that such disclosure is more appropriate for the Item 4 Principal Investment Strategy section.

Response: This disclosure has been deleted as requested.

41.
Comment:  Please revise the disclosure to consistently describe how it is determined that a company has a certain level of business operations in a particular sub-theme. Is it based on revenue or another measurement?

Response:  The disclosure has been revised as requested to clarify how business exposure to a particular sub-theme is determined. Additionally, please see the revised methodology for the Index, which describes this process in more detail.

Business exposure to a sub-theme is a binary evaluation of the business segments that a company is engaged in (i.e., either the business segment is or is not in a particular sub-theme), with no measurement to the level of involvement in a particular sub-theme for purposes of the exposure score. All publicly available resources, documents and data, primarily annual reports, of eligible companies are reviewed to identify the products, solutions, and/or services that such companies are engaged in and to determine whether they can be classified under Core Data Privacy Segment. Upon such evaluation, revenue may be an indicator of active participation in a particular sub-theme, but amount of revenue is not considered for purposes of assigning an exposure score.

42.
Comment:  Please explain whether the scoring system described in the “Score of 5” sub-bullet under the Selection for Equity Securities sub-section could be based on an aggregate exposure to multiple sub-themes or exposure to a single sub-theme.

Response:  The disclosure has been revised as requested. Supplementally, the Registrant adds that the scoring system that is described in the “Score of 5” sub-bullet has been updated to reflect that this score applies to companies that derive more than 50% of their revenue from one or an aggregate of multiple sub-themes from the Core Data Privacy Segment. In addition, the disclosure has been revised to state that companies covered by the “Score of 3” sub-bullet must derive more than 50% of their revenue from only the Network and Communication Security Providers sub-theme.

43.	Comment: Referring to the section titled Reconstitution and Rebalance, please disclose whether the Fund is reconstituted and rebalanced on the same dates as the Index.

Response:  The disclosure has been revised as requested to reflect that the Fund will follow the Index’s quarterly reconstitution and rebalancing schedule with the same implementation (i.e., effective) dates as the Index – at the close of the last trading day in March, June, September, and December.

44.
Comment:  Please explain how securities purchased in advance of the implementation of adjustments to the Index, as mentioned in the Reconstitution and Rebalance section, are categorized for purposes of determining compliance with the Fund’s 80% policy.

Response:  The Registrant confirms that any securities purchased in advance of the implementation of adjustments to the Index are not counted towards the Fund’s determination of compliance with its 80% policy.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
May 1, 2024

* * * * *
Please do not hesitate to contact me at the above-referenced telephone number or to J. Stephen Feinour, Jr. at (215) 564-8521 or Shawn A. Hendricks at (215) 564-8778 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Michael W. Mundt
Michael W. Mundt

cc:	Craig Salm, Grayscale Funds Trust
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Shawn A. Hendricks, Stradley Ronon Stevens & Young, LLP